Structured Products Corp.
390 Greenwich Street
New York, New York 10013
(212) 723-4070

May 31, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Structured Products Corp.
Request to Withdraw Registration Statement on Form S-1 File No. 333-186396

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Structured Products Corp. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-186396), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on February 1, 2013.

The Company submits this request for withdrawal because it has not acquired assets to transfer into the facility and has determined that a public offering using Form S-1 is not currently manageable for its repackaging program.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Structured Products Corp. 390 Greenwich Street, New York, New York 10013, with a copy to Company’s counsel, Orrick, Herrington & Sutcliffe LLP, 51 West 52nd Street, New York, NY, 10019, facsimile number (212) 506-5151, attention Al B. Sawyers.

U. S. Securities and Exchange Commission
May 31, 2013

If you have any questions or require any further information, please contact Al B. Sawyers of Orrick, Herrington & Sutcliffe LLP at (212) 506-5041.

Respectfully submitted,

Structured Products Corp.

/s/ Stanley Louie
Name: Stanley Louie
Title: Vice President, Finance Officer